SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34244; File No. 812-15191

The Advisors' Inner Circle Fund, Cambiar Investors, LLC and SEI Investments Distribution Co.

April 13, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Applicants: The Advisor's Inner Circle Fund (the "Trust"), Cambiar Investors, LLC (the "Initial Adviser"), and SEI Investments Distribution Co. (the "Distributor").

Summary of Application: Applicants request an order ("Order") that permits: (a) ActiveShares ETFs (as described in the Reference Order (as defined below)) to issue shares ("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value; and (c) certain affiliated persons of an ActiveShares ETF to deposit securities into, and receive securities from, the ActiveShares ETF in connection with the purchase and redemption of creation units. The relief in the Order would incorporate by reference terms and conditions of the same relief of a previous order granting the same relief sought by applicants, as that order may be amended from time to time ("Reference Order").[1]

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[1]   Precidian ETFs Trust, et al., Investment Company Act Release Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Applicants are not seeking relief under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under

<u>Filing Date</u>: The application was filed on January 7, 2021 and amended on March 30 2021.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 10, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: The Advisors' Inner Circle Fund, MBeattie@seic.com; Cambiar Investors, LLC, bbarish@cambiar.com; SEI Investments Distribution Co., JMunch@seic.com; Morgan, Lewis & Bockius LLP, Sean.Graber@morganlewis.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file

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sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference into the Order.

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>**APPLICANTS**</u>:

1.   The Trust is a business trust established under the laws of Massachusetts and will consist of one or more series operating as ActiveShares ETFs. The Trust is registered as an open-end management investment company under the Act. Applicants seek relief with respect to Funds (as defined below), including three initial Funds ("Initial Funds"). The Funds will operate as ActiveShares ETFs as described in the Reference Order.[2]

2.   The Initial Adviser, a Delaware limited liability company, will be the investment adviser to the Initial Funds. An Adviser (as defined below) will serve as investment adviser to each Fund. The Initial Adviser is, and any other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (each a "Sub-Adviser"). Any Sub-Adviser will be registered under the Advisers Act.

3.   The Distributor is a Pennsylvania corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of Shares of the Funds. Applicants request that the requested relief apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser (included in the term "Distributor"). Any Distributor will comply with the terms and conditions of the Order.

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[2]   To facilitate arbitrage, an ActiveShares ETF disseminates a "verified intraday indicative value" or "VIIV," reflecting the value of its portfolio holdings, calculated every second during the trading day. To protect the identity and weightings of its portfolio holdings, an ActiveShares ETF sells and redeems its Shares in creation units to authorized participants only through an unaffiliated broker-dealer acting on an agency basis.

APPLICANTS' REQUESTED EXEMPTIVE RELIEF:

4.   Applicants seek the requested Order under section 6(c) of the Act for an exemption

from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, and under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act. The requested Order would permit applicants to offer ActiveShares ETFs. Because the

relief requested is the same as certain of the relief granted by the Commission under the

Reference Order and because the Initial Adviser has entered into a license agreement with

Precidian Investments LLC, or an affiliate thereof, in order to offer ActiveShares ETFs,[3] the

Order would incorporate by reference the terms and conditions of the same relief of the

Reference Order.

5.   Applicants request that the Order apply to the Initial Funds and to any other existing

or future registered open-end management investment company or series thereof that: (a) is

advised by the Initial Adviser or any entity controlling, controlled by, or under common control

with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term

"Adviser"); (b) operates as an ActiveShares ETF as described in the Reference Order; and (c)

complies with the terms and conditions of the Order and the terms and conditions of the

Reference Order that are incorporated by reference into the Order (each such company or series

and each Initial Fund, a "Fund").[4]

6.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provisions of

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[3]   Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

[4]   All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference into the Order.

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the transaction is consistent with the

policies of the registered investment company and the general purposes of the Act. Applicants

submit that for the reasons stated in the Reference Order the requested relief meets the exemptive

standards under sections 6(c) and 17(b) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

J. Matthew DeLesDernier
Assistant Secretary